SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

UCI MEDICAL AFFILIATES, INC.

(Name of Subject Company)

BLUECHOICE HEALTHPLAN OF SOUTH CAROLINA, INC.

A Wholly Owned Subsidiary of

BLUE CROSS AND BLUE SHIELD OF

SOUTH CAROLINA

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

902633106

(CUSIP Number of Class of Securities)

Blue Cross and Blue Shield of South Carolina

Mail Code AA270

I-20 at Alpine Road

Columbia, South Carolina 29219

(803) 788-0222

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Randolph A. Moore III

David E. Brown, Jr.

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Tel: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,904,559.00	$2,427.02

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association, of all outstanding shares of common stock, par value $0.05 per share (the “Shares”) of UCI Medical Affiliates, Inc. (the “Company”) not beneficially owned by Parent and its subsidiaries (collectively, but excluding the Company, the “Purchaser Group”), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes. According to the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, filed with the SEC on February 14, 2011 and Form 4s filed with the SEC on March 23, 2011, 9,942,105 Shares were outstanding as of March 23, 2011, of which 6,726,019 Shares are held by the Purchaser Group. Accordingly, this calculation assumes the purchase of 3,216,086 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

COMBINED SCHEDULE TO

AND

AMENDMENT NO. 11 TO SCHEDULE 13D

This Tender Offer Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association, to purchase all outstanding shares of common stock, par value $0.05 per share (the “Shares”), of UCI Medical Affiliates, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (collectively, but excluding the Company, the “Purchaser Group”) at $6.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on March 14, 2011 by the Purchaser and Parent.

1	NAME OF REPORTING PERSONS Blue Cross and Blue Shield of South Carolina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,726,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,726,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,726,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IC, HC and CO

*	Based on 9,942,105 shares of Common Stock outstanding as of March 23, 2011 according to (i) the Issuer’s Form 10-Q filed with the SEC on February 14, 2011, and (ii) the Form 4s filed with the SEC on March 23, 2011 for the Issuer’s chief executive officer, Dr. Michael D. Stout and chief financial officer, Joseph A. Boyle.

1	NAME OF REPORTING PERSONS BlueChoice HealthPlan of South Carolina, Inc. (formerly Companion HealthCare Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,107,838
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,107,838
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO and IC

*	Based on 9,942,105 shares of Common Stock outstanding as of March 23, 2011 according to (i) the Issuer’s Form 10-Q filed with the SEC on February 14, 2011, and (ii) the Form 4s filed with the SEC on March 23, 2011 for the Issuer’s chief executive officer, Dr. Michael D. Stout and chief financial officer, Joseph A. Boyle.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the market value of your shares as of a recent date?” and “The Offer—Section 6—Price Range of Shares; Dividends; Offer Price Premium” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Who is offering to buy your securities?”, “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” and “Schedule A—Directors and Executive Officers of Parent and the Purchaser” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” and “Schedule A—Directors and Executive Officers of Parent and the Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—What securities are we offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are we offering to pay for your securities and what is the form of payment?” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do you have to decide whether to tender in the Offer?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv)-(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended and how will you be notified if the Offer is extended?” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Until what time can you withdraw tendered Shares?”, “Introduction”, and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do you tender your Shares?”, “Summary Term Sheet—Until what time can you withdraw tendered Shares?”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares”, and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do you tender your Shares?”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares”, and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Special Factors—Section 8—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the Offer?” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a)-(b) of Regulation M-A

(a)(1)-(2) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 6—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 7—Related Party Transactions” and “Special Factors—Section 8—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 6—Transactions and Arrangements Concerning the Shares”, and “Special Factors—Section 7—Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7)

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer” and “The Offer—Section 6—Price Range of Shares; Dividends; Offer Price Premium” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer”, “Special Factors—Section 3—Effects of the Offer”, and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; OTCQB Quotations; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer”, “Special Factors—Section 3—Effects of the Offer”, and “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; OTCQB Quotations; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer”, “Special Factors—Section 3—Effects of the Offer”, and “The Offer—Section 7— Possible Effects of the Offer on the Market for the Shares; OTCQB Quotations; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do we have the financial resources to pay for the Shares?” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d)(1)-(2) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do we have the financial resources to pay for the Shares?” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 6—Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 6—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 7—Related Party Transactions”, and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to Parent and the Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the Offer is not subject to any financing condition; and (c) the Offer is for all outstanding securities of the subject class. The information set forth in the Offer to Purchase under “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

Item 11. Additional Information.

Item 1011 of Regulation M-A

(a)(1) None.

(a)(2) The information set forth in the Offer to Purchase under “Special Factors—Section 5—Dissenters’ Appraisal Rights”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals”, and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; OTCQB Quotations; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

Item 12. Exhibits.

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated March 31, 2011.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(b)	None.

(d)	Share Tender Agreement, dated March 14, 2011 among Purchaser and Bandera Partners LLC, Bandera Master Fund L.P., Gregory Bylinsky, Jefferson Gramm and Andrew Sphiz (filed as Exhibit 1 to Amendment No. 10 to Schedule 13D filed by Purchaser and Parent with the SEC on March 14, 2011 and incorporated by reference herein).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2011

BLUECHOICE HEALTHPLAN OF SOUTH CAROLINA, INC.

By:	/s/ Duncan McIntosh
Name:	Duncan McIntosh
Title:	Corporate Secretary

BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA

By:	/s/ Judith M. Davis
Name:	Judith M. Davis
Title:	Corporate Secretary

EXHIBIT INDEX

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 31, 2011.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(b)	None.

(d)	Share Tender Agreement, dated March 14, 2011 among Purchaser and Bandera Partners LLC, Bandera Master Fund L.P., Gregory Bylinsky, Jefferson Gramm and Andrew Sphiz (filed as Exhibit 1 to Amendment No. 10 to Schedule 13D filed by Purchaser and Parent with the SEC on March 14, 2011 and incorporated by reference herein).

(g)	None.

(h)	None.